

September 11, 2012

Via E-mail
Dennis Bencala
Chief Financial Officer and Vice President of Finance
Ikanos Communications, Inc.
47669 Fremont Boulevard
Fremont, CA 94538

> **RE:** **Ikanos Communications, Inc.**
> **Form 10-K for the year ended January 1, 2012**
> **Filed February 23, 2012**
> **Form 10-Q for period ended July 1, 2012**
> **Filed August 2, 2012**
> **File No. 000-51532**

Dear Mr. Bencala:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for period ended July 1, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Overview, page 13

1. We note your disclosure that you have entered into a master services and supply agreement with a third party partner, whereby the third party partner manages your manufacturing operations and related logistics functions including supply chain management for your products. We also note disclosure that you order and purchase your products from the third party partner, which then contracts with subcontractors located primarily in Asia for the manufacture, assembly and testing of your products. Please expand your disclosure in future filings to more specifically discuss this

"transition" to a third party partner managing your manufacturing operations. We note you currently depend on third-party subcontractors to manufacture, package and test your products. Thus, revise your disclosure to explain more clearly to readers why entering into this master services and supply agreement with a third party partner is a transition for you and your operations. In addition, revise your disclosure to identify the third party partner.

2. We note you have not filed a copy of the master services and supply agreement as an exhibit to your periodic reports. This appears to be a material agreement that is required to be filed as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Therefore, please file a copy of this agreement as an exhibit to your filing. In the alternative, explain why you believe this agreement is not a material contract required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Paul Fischer, Attorney-Adviser at (202) 551-3415, or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director